Exhibit 8.1

List of Significant Subsidiaries

Name of Subsidiary	Place of Incorporation	Ownership Interest
China United Network Communications Corporation Limited	China	100%
Unicom Vsens Telecommunications Company Limited	China	100%
Unicom New Horizon Telecommunications Corporation Limited	China	100%
China Unicom (Hong Kong) Operations Limited	Hong Kong	100%
China Unicom (Americas) Operations Limited	United States	100%
China Unicom (Singapore) Operations Pte. Ltd.	Singapore	100%
China Unicom (Europe) Operations Limited	United Kingdom	100%
China Unicom (Japan) Operations Corporation	Japan	100%
Billion Express Investments Limited	British Virgin Islands	100%
China Unicom (South Africa) Operations (Pty) Limited	South Africa	100%
China Unicom (MYA) Operations Company Limited	The Republic of the Union of Myanmar	100%
China Unicom (Australia) Operations Pty Limited	Australia	100%
China Unicom Global Limited	Hong Kong	100%